UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



DIVISION OF
CORPORATION FINANCE



05003949

February 8, 2005

Garrett L. Stackman
Corporate Counsel
Wyeth
Five Giralda Farms
Madison, NJ 07940

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2005

Re: Wyeth
Incoming letter dated December 21, 2004

Dear Mr. Stackman:

This is in response to your letters dated December 21, 2004 and February 1, 2005 concerning the shareholder proposal submitted to Wyeth by People for the Ethical Treatment of Animals, Chicago Exhibitors Corporation, Julia Randall, Patience P. Pierce, Susan J. Wandover, Grace M. Holden and Helen E. Boreham. We also have received letters on the proponents' behalf dated December 30, 2004 and February 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB - 9 2005
1083

Enclosures

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

Five Giralda Farms
Madison, NJ 07940

Wyeth

Garrett L. Stackman
Corporate Counsel
973 660 5835 tel
973 660 7155 fax
stackmg@wyeth.com

December 21, 2004

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Discontinuation of Premarin®
and Protection of Mares

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Annual Meeting") a shareholder proposal (the "Proposal") from People for the Ethical Treatment of Animals (the "Proponent" or "PETA") seeking the Company to "discontinue promoting all Premarin® and related products" and "[r]eport to shareholders on the viability of adopting a policy for the protection of mares used in the production of Wyeth's products." A copy of the Proposal is attached hereto as Annex A. The Proposal was simultaneously submitted by 5 other stockholders, Patience P. Pierce, Susan J. Wandover, Helen E. Boreham, the Chicago Exhibitors Corporation and Julia Randall (the "Proponent Supporters"), in each case informing the Company of the proponent's preference that all communication regarding the Proposal be coordinated through PETA. The Proposal was also submitted by Grace M. Holden on November 22, 2004.

The Company intends to omit the above captioned stockholder proposals from its proxy materials for the 2005 Annual Meeting as permitted under applicable regulations promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company contends that: the Proposal may be excluded pursuant to SEC Rule 14a-(i)(10) because the Proposal has already been substantially implemented and is moot; and Rule 14a-(i)(7) because the Proposal relates to the ordinary business operations of the Company. The Company also requests the SEC Staff's concurrence that since Grace M. Holden did not submit her proposal prior to the deadline for submission on November 18, 2004, that Ms. Holden will not qualify as a Proponent nor a Proponent Supporter pursuant to Rule 14a-8(e)(2).



I. Rule 14a-8(i)(10) – Mootness

Rule 14a-8(i)(10) permits exclusion of a proposal if the Company has already substantially implemented the proposal making it moot.

The Company is deeply committed to the safe and effective use of Premarin® and the Premarin® Family of Products ("Premarin®/Prempro™"). Premarin®/Prempro™ are important therapeutic options for appropriate women because they are the only therapies proven both to relieve menopausal symptoms, such as hot flashes, night sweats, and vaginal atrophy, as well as to concomitantly prevent postmenopausal osteoporosis. The Proponent suggests that the Company should discontinue promoting all Premarin®/Prempro™ products as a result of the discontinuation of part of the Women's Health Initiative (WHI) study in July 2002, pending further review of the potential risk factors.[1] The Company has, in conjunction with the U.S. Food and Drug Administration ("FDA") and other regulatory bodies, reviewed the WHI Prempro™ results, including the reasons for the discontinuation and has taken prudent and necessary steps to inform physicians regarding the risks related to long-term use of the drug, to update applicable product labeling accordingly and to revise related marketing materials, in each case in compliance with applicable laws.

As described more fully below, the Company also has taken significant and socially responsible action to provide for the appropriate treatment of the horses on the ranches that produce the estrogens extracted from pregnant mares' urine (PMU) and refined during the manufacture of Premarin®/Prempro™. It should be noted that, although the Company has taken great efforts to ensure the protection and humane treatment of the horses on PMU ranches, the Company does not own these horses.

[1] In July 2002, the HT subset of the WHI study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (Prempro™), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, certain increased risks exceeded the specified long-term benefits. In addition, the estrogen-alone arm was stopped early also but was not specifically addressed in the Proposal and therefore no specific discussion thereof is needed.



Background

Premarin® and the estrogen component of the Prempro™ are pharmaceuticals comprised of, among other things, a complex blend of multiple estrogenic components derived from PMU. The PMU industry accounts for less than 1% of all horses in North America. The PMU collection season coincides with the harsh winter months in western Canada and North Dakota, where the PMU ranches are located.

Historically, the Company has permitted and coordinated inspections of PMU ranches by responsible animal husbandry organizations such as the Royal Society for the Prevention of Cruelty to Animals (RSPCA), International League for the Protection of Horses (ILPH), Canadian Veterinary Medical Association (CVMA), and the American Association of Equine Practitioners (AAEP). In addition, an Equine Ranching Advisory Board (ERAB)(made up of experts in equine management and veterinary medicine) advises the Company on the care and handling of PMU horses. Thereafter, the Company ensures that recommendations made by the participating animal welfare and equine specialist organizations are adopted as part of the Company's continuous improvement program designed to further enhance the welfare of the animals.

Excellence in equine care and management has been a long-standing aspect of the PMU industry and of Wyeth's stewardship efforts on behalf of PMU horses and their foals. For example, when three equine veterinary experts visited PMU ranches in late 1996 from the American Association of Equine Practitioners, the Canadian Veterinary Medical Association and the International League for the Protection of Horses, all internationally recognized equine welfare organizations, they found "the use of PMU horses to produce a commodity for the benefit of mankind is responsible and justified as long as the horses receive the type of humane care observed on these farms." This group issued a Consensus Report in May 1997 confirming its findings in writing.

Wyeth contractually obligates all ranchers in its PMU collection network to operate under the *Recommended Code of Practice for the Care and Handling of Horses in PMU Operations* that has been adopted by the North American Equine Ranching Information Council (NAERIC), an organization of Wyeth-contracted PMU ranchers. The Code of Practice was initially developed in the late 1980s and is updated regularly to reflect science-based standards of care. The Ministers of Agriculture of Manitoba, Alberta, and Saskatchewan and the North Dakota Department of Agriculture support the Code of Practice. In 1998, the Canadian Federation of Humane Societies adopted its first Equine Code of Practice. As an



Appendix to its code, the Canadian Federation has accepted and incorporated the Code of Practice used in the PMU industry.

In the AAEP Ethical and Professional Guidelines (2004 Membership Directory), the AAEP published the following Position on the Management of Mares Utilized in the Pregnant Mare Urine (PMU) Collection Industry (1996): Through on-site investigations and peer review of ongoing research, the American Association of Equine Practitioners believes the collection of urine from pregnant mares and care of their offspring as prescribed by the recommended "Code of Practice", represents responsible management of horses to produce a commodity for the benefit of mankind that should not result in abuse, neglect or inhumane treatment of horses.

Numerous independent sources, including the U.S. Department of Agriculture, Canadian and North Dakotan agriculture officials, professional equine associations, animal care groups, and more than 90 practicing veterinarians, have inspected PMU ranches and have refuted allegations of animal abuse. All have issued positive reports on the horses' care at PMU ranches.

The Code of Practice outlines standards for nutrition, exercise, veterinary care, mare and foal management and the barn environment. The PMU is collected in a loose-fitting pouch. All stalls must be large enough for the mares to move about and to lie down comfortably. Horses are "turned out" for exercise on a regular schedule. Trained field representatives inspect each ranch monthly to ensure compliance with the Code of Practice. The contract between the ranchers and the Company also requires that an independent, licensed veterinarian must examine the mares at 4- to 8-week intervals during the collection season as part of an overall herd health program. A managing veterinarian and field supervisor review the veterinary reports and direct the field inspectors for appropriate follow-up. Additionally, State and Provincial agriculture agencies conduct spot ranch inspections.

In the early spring, the horses go out to pasture. During the summer, a stallion is placed with each band of mares on the pasture. This allows the horses to breed naturally. Just as horses do in the wild, the mares breed each year during the first regular fertility cycle. The mare and foal remain together on the pasture until September when the foal is weaned. This is the customary timeframe for weaning foals.

The foals are an important part of the PMU ranch economy. PMU ranchers raise valuable purebred Clydesdales, Belgians, Percherons, Quarter Horses, Appaloosas



and American Paint Horses. The vast majority of the foals are sold for a variety of "productive" purposes, including farm and ranch work, pleasure riding, show eventing, police horse work and specialty breeding programs. Some remain on the PMU farms. However, since these animals are the assets of the individual rancher and may be freely sold by them, some of the horses could eventually be purchased by livestock agents for non-productive markets in Europe and Asia.

In order to increase the number of registered mares and stallions (including thoroughbreds) used in breeding programs, NAERIC, with financial support from Wyeth, coordinates a breeding enhancement program which includes the breeding of registered foals as well as half-thoroughbred sport horse foals registered with the Jockey Club's Performance Horse Registry. The demand by sport horse enthusiasts for these types of registered half-thoroughbred horses continues to grow.

In connection with the downsizing of the PMU network due to decreases in demand for Premarin®/Prempro™ (due to, among other things, revised product labeling in response to WHI and the increased usage of low dose product), Wyeth has provided funding until January 2006 to former PMU ranchers to cover the feed and herd health needs of horses no longer required for PMU collection. In addition, Wyeth established the Equine Placement Fund in 2003 (the "Fund") and initially provided $3.7 million to support the Fund's mission of placement of horses no longer required in the PMU network into productive markets. Due to the great success of the program and Wyeth's continued commitment to the placement of horses in the PMU network in productive markets, Wyeth added an additional $2.2 million in funding that will be used by the Fund to continue its activities through 2005. Under the direction of an Advisory Board made up of leading experts in equine health and welfare, the Fund assists ranchers with the veterinary and transportation costs associated with placing horses in productive markets in the United States and Canada (after verification of proper placement). NAERIC works closely with both ranchers and horse buyers to facilitate the placement of these horses. The Fund has been instrumental in moving more than 14,800 horses (between the end of October 2003 and December 2004) into productive markets, and its work will continue through 2005.

Mootness of Proposal

With regard to the two parts of the Proposal (i) discontinuing promotion of all Premarin®/Prempro™ in the interests of womens' health pending further review of the potential risk factors, and (ii) reporting to shareholders on the viability of



adopting a policy for the protection of mares used in the production of Wyeth's products:

(i) As a manufacturer and marketer of prescription drugs in the United States (and worldwide), the Company is firmly committed to providing safe and effective medicines to patients. As part of that commitment and in order to be in compliance with applicable law, the Company, in conjunction with the FDA, continually evaluates the safety, proper labeling and effectiveness of such medicines.[2] The Company has examined the data relating to the discontinuation of the WHI study in 2002 (which has been available for some time now) and is continually monitoring any developments relating to the use of Premarin®/Prempro™. In particular, the Company has determined, after careful review, that it is appropriate to continue marketing Premarin®/Prempro™ for appropriate patients. There are no facts or circumstances that would be considered by the Board in implementing the Proposal that have not already been considered as part of the Company's continued marketing of these drugs. Therefore, the Company believes that it has substantially implemented this aspect of the Proposal and it is now moot.

(ii) With regard to adopting a policy for the protection of mares, as described above, the Company believes that, under the Board's supervision, it has already substantially implemented the Proposal. The Company has for decades had a keen interest in the animal husbandry practiced at the PMU ranches. The Wyeth Board of Directors is briefed as appropriate on issues related to the PMU ranches and related programs.

Although much information regarding the actions taken by the Company in this area are publicly available, assuming that the Staff concurs that the Proposal may be omitted on mootness grounds, the Company would commit to posting a summary of the foregoing information regarding the Fund and the related activities described in this letter on its internet website by June 1, 2005 and refer stockholders to the website in the proxy statement for the 2005 Annual Meeting.

---

[2] The Company believes that the Proponent's and the Proponent Supporters' motives for requesting that the Company discontinue promoting Premarin®/Prempro™ is not potential risk factors for women who take these medicines but rather their continued opposition to the use of horses to produce Premarin®/Prempro™. On January 16, 1996, the SEC staff concurred with the Company (formerly known as American Home Products Corporation) that a very similar stockholder proposal received from Mr. Peter J. Harrison was excludable on mootness grounds.



In light of the Company's implementation of the actions requested in the Proposal, as evidenced by its past actions, ongoing programs and by its undertaking to make public the information requested, the Company believes that it may properly omit the Proposal from the Company's proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10).

II. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporation laws of most states (including Delaware, the state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of Directors and management and not the stockholders.[3] The SEC has previously taken the position, however, that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[4]

In the Company's view, the decisions regarding which pharmaceutical products the Company chooses to promote and the duty to monitor and evaluate potential risk factors with regard to such products are complex matters involving many business considerations. These decisions go to the core of the Company's ordinary business operations, and they therefore are properly vested with Company management as authorized by the Board of Directors. The Company further believes that these decisions are outside of the purview of shareholders and should remain with management.

The Proposal focuses on the discontinuation of Premarin®/Prempro™ and adopting a policy for the protection of mares used in the production of these products. The SEC Staff has in many no-action letters permitted the exclusion of proposals under Rule 14a-8(i)(7) when the proposals relate to a particular product.[5] The Proposal on its face relates to Premarin®/Prempro™ (although the

[3] *See* Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors."
[4] Exchange Act Release No. 34-40018 at "III" (May 21, 1998).
[5] *See, Marriott International, Inc.* (Feb. 13, 2004), *Federated Department Stores, Inc.* (March 27, 2002), Wal-*Mart Stores, Inc.* (March 20, 2001); *Wal-Mart Stores, Inc.*



Proponent is obviously primarily interested in the natural estrogen ingredients sourced from PMU).

In addition, although the Company does not own horses on PMU ranches, the Company, as described above, has made significant resources available and insisted upon the proper care of the horses on PMU ranches. The Company has also, through its programs, given ranchers substantial incentives to place horses no longer needed in the PMU network into productive markets.

For the foregoing reasons, the Company believes that the public or social policy implications of the Proposal should not override the ordinary business exception and therefore the Company believes the Proposal is excludable under Rule 14a-8(i)(7).

Finally, the SEC has indicated that, in the event a proposal seeks an advisory report, as is the case with the Proposal, it would be excludable if the proposed report would involve a matter of ordinary business.[6]

III. <u>Grounds to Exclude Grace M. Holden as a Proponent</u>

Rule 14a-8(e)(2) provides that proposals for inclusion in the proxy materials "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company calculated and published the 2005 deadline of November 18, 2004 in the proxy statement for its 2004 Annual Meeting of Stockholders. Ms. Holden's letter was purportedly inadvertently omitted from PETA's initial submission. However, the rules are quite clear on the matter of timing and therefore we request the Staff's concurrence that Ms. Holden be excluded as a Proponent or Proponent Supporter under Rule 14a-8(e)(2).

(March 9, 2001); *Albertson's Inc.* (March 23, 2001); *Walgreen Co.* (Sept. 29, 1997; *Bristol-Myers Squibb Co.* (Mar. 10, 1992); *Bristol-Myers Squibb Co.* (Mar. 7, 1991); *International Business Machines* (March 7, 1988); *Archer Daniels Midland Co.* (Aug. 14, 1987); and *Quaker Oats Co.* (Aug. 14, 1987).

[6] *See*, Exchange Act Release No. 20,091 (August 16, 1983), in which the Staff stated that it will allow companies to exclude proposals requiring issuance of a report on a subject within the scope of the registrant's ordinary business, because to do otherwise "raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity." (Paragraph (c)(7) is the predecessor to Rule 14a-8(i)(7)).

Wyeth

Conclusion

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2005 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2005 Annual Meeting on or about March 16, 2005.

A copy of this letter and enclosures is being mailed to the Proponent, the Proponent Supporters and Ms. Holden.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter with enclosures. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman

Encl.

cc: People for the Ethical Treatment of Animals
Patience P. Pierce
Susan J. Wandover
Helen E. Boreham
The Chicago Exhibitors Corporation
Julia Randall
Grace M. Holden

Eileen M. Lach, Corporate Secretary

WYETH SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals and other concerned shareholders.[1]

WHEREAS, the Women's Health Initiative studied the effects of estrogen on women's health;

WHEREAS, that portion of the study pertaining to Premarin was discontinued in July 2002 due to statistically significant findings of an increased risk of heart attack, stroke, blood clots, and breast cancer;

WHEREAS, the Company's sales of Premarin and related products has declined since the announcement in July 2002 of the potential risks for negative health effects;

WHEREAS, the decline in market demand for Premarin and related products has resulted in a greatly reduced need for pregnant mare urine which is the source from which the Company's estrogen products are made;

WHEREAS, the reduction in demand for Wyeth products derived from pregnant mare urine has resulted in an oversupply of horses, many of whom have been sold at auction to be slaughtered for the overseas gourmet meat market;

WHEREAS, a Company policy aimed at protecting both womens' health and the welfare of the mares who have produced Wyeth products, is long overdue;

RESOLVED, that the shareholders request that the Board:

1. Discontinue promoting all Premarin and related products in the interests of womens' health pending further review of the potential risk factors;

---

[1] The other proponents of this Resolution are Chicago Exhibitors Corporation, Julia Randall, Patience Pierce, Susan Wandover, Grace Holden, and Helen Boreham.

2. Report to shareholders on the viability of adopting a policy for the protection of all mares used in the production of Wyeth's products including buy-outs of farmers and placement of the mares in caring homes, or surrender to rescue organizations.

Supporting Statement: Wyeth has profited enormously over several decades from the production, marketing, and sale of products made from pregnant mare urine. Wyeth should acknowledge the clinical evidence that products made from pregnant mare urine have adverse consequences for women's health. The time to end the cruelty to the mares, and the unfortunate foals they produce in creating this potentially unsafe product, has likewise arrived.

The results of the Women's Health Initiative released in July 2002, are well known. What is less well known is the life that a "Premarin" mare leads. Pregnant mares are confined in stalls purposely designed to restrict movement. The goal is to ensure that the containers which collect the mare's urine do not become detached. Some mares suffer this existence for up to six months a year.

The mares ultimately give birth to foals, whose fate is no better. The males are typically fattened and sold to slaughter for the gourmet food market in Asia. Those females who escape the fate of the male foals, are raised to be production machines like their mothers before them.

The conditions for these highly sensitive animals have only worsened since announcement of the elimination of Premarin from the Women's Health Initiative -- now there is an oversupply of mares. As a result, the now unprofitable mares are being sold to slaughter.

We urge Wyeth to act ethically in the interests of women's health and compassionately in the interests of the animals.



December 30, 2004

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2005 Proxy Statement of Wyeth

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 21, 2004, submitted to the SEC by Wyeth ("Wyeth" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA and several other concerned shareholders. Wyeth seeks to omit the resolution based on the following grounds: i) Rule 14a-8(i)(10) asserting that the resolution is moot; ii) Rule 14a-8(i)(7) asserting that ordinary business operations are implicated; and iii) Rule 14a-8(e)(2) asserting that one of the proponents, Grace Holden, did not file the proposal by the November 18, 2004 deadline.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted from the Company's proxy materials for the 2005 annual meeting.

The proposal sponsored by PETA requests that the Board:

1. Discontinue promoting all Premarin and related products in the interests of women's health pending further review of the potential risk factors; and

2. Report to shareholders on the viability of adopting a policy for the protection of all mares used in the production of Wyeth's products including buy-outs of farmers and placement of the mares in caring homes, or surrender to rescue organizations.

I. Rule 14a-8(i)(10) – Mootness

Wyeth's first ground for seeking to omit the proposal is that the Company has already substantially implemented it. The mootness argument can be refuted exclusively by reference to Wyeth's no action letter. The Company is still promoting and marketing its estrogen products. As the Company reports on


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

page 6 of its letter: "the company has determined after careful review, that it is appropriate to continue marketing Premarin®/Prempro™ for appropriate patients." Thus ends the mootness inquiry for that portion of the resolution asking Wyeth to discontinue promoting Premarin and related products.

The second ground for Wyeth's mootness claim is that it has substantially implemented a "policy for the protection of mares...." After devoting roughly four pages to describing the bucolic conditions under which PMU horses supposedly frolic and thrive, the issue raised in the resolution remains completely unanswered. The resolution asks the Board to report on the viability of adopting a policy for the protection of the PMU horses being retired from the urine production assembly line.

Wyeth's creation of an Equine Placement Fund to funnel surplus PMU horses into "productive markets" raises more questions than it answers. First and foremost, the $5.9 million "Fund" is designed to provide monies to the ranchers to unload their now useless inventory of horses. Second, the words "placement in productive markets" are hardly synonymous with "placement of the mares in caring homes, or surrender to rescue organizations." What Wyeth is helping ranches do is sell the PMU horses, and pay to transport them, plain and simple. That the Company has described the Fund as being for the "placement" of the horses does not change matters. As Wyeth candidly admits, "some of the horses could eventually be purchased by livestock agents for non-productive markets in Europe and Asia." The "non-productive markets" are of course the slaughter and consumption of these highly sentient animals.

Wyeth has made billions and billions of dollars from pregnant mare urine. It has the financial means to ensure that the destiny of these now unprofitable animals is not the gourmet food markets of Asia and Europe. True, Wyeth does not own the horses; but is there any serious doubt that if Wyeth wanted to ensure the future health, safety, and protection of these animals, it could do so? To put the question is to answer it.

II. Rule 14a-8(i)(7) – Ordinary Business Operations

Wyeth argues that the proposal deals with the conduct of its ordinary business operations, which are properly left to Company management. Wyeth further alleges that the proposal involves "complex matters" which are "outside of the purview of shareholders...."[1]

As if acknowledging the weakness of it position, Wyeth correctly cites the SEC's position that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998).

Similarly, the SEC has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

[1] It is an affront to the intelligence of the Company's shareholders to suggest that issues related to women's health and the humane treatment of horses is not within their grasp.

The proposal at issue addresses both significant social policy considerations and economic implications. The economic considerations stem from the fact that other pharmaceutical companies such as Pfizer and Merck have experienced substantial losses in stock values as a result of marketing drugs of questionable safety. No doubt the decline in stock values will be followed by costly lawsuits on behalf of plaintiffs claiming to have been injured by the drugs at issue. The resolution urges the Board to consider those potential economic implications by discontinuing the promotion of its estrogen products.

The social policy considerations are plain on the face of the resolution: the health of women around the globe. The Company's estrogen products from pregnant mare urine have been the subject of heated medical debate for many years. The withdrawal in July 2002 of Prempro from further testing as part of the Women's Health Initiative was the alarm that should have roused the corporate conscience to action. Sadly, it has not.

III. Rule 14a-8(e)(2) – Exclusion of Grace M. Holden as a Proponent

Lastly, Wyeth seeks to exclude Grace Holden as a proponent of the resolution arguing that as to Ms. Holden alone, the shareholder resolution was not timely filed. In fact, the resolution was sent by overnight courier to Wyeth on November 17, 2004, a fact not in dispute. A copy of the resolution is attached as Annex A to Wyeth's no action letter. The Staff need only refer to footnote 1 of the resolution to see that Grace Holden was identified as a proponent at the time that the proposal was timely filed. The fact that Ms. Holden's cover letter dated November 9, 2004, was purportedly received by Wyeth on November 22nd does not render the resolution untimely. To rule otherwise is to elevate form over substance.

In summary, none of the Company's bases for seeking to omit the proposal from the 2005 proxy statement is sufficient to warrant such action. If the SEC deems any of Wyeth's grounds for omission to be meritorious, PETA should be permitted to negotiate language that will satisfy both the Company and the organization.

Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,



Susan L. Hall

SLH/pc

cc: Garrett L. Stackman, Corporate Counsel (by e-mail)

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660 5835 tel
973 660 7155 fax
stackmg@wyeth.com

Wyeth

February 1, 2005

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Discontinuation of Premarin®
and Protection of Mares-Supplemental Letter

Dear Sir or Madam:

This letter supplements the no-action request letter, dated December 21, 2004, submitted by Wyeth (the "Company") relating to the above-captioned stockholder proposal (the "Proposal"). The Company hereby submits the initial correspondence relating to the Proposal submitted by People for the Ethical Treatment of Animals by letters dated (i) November 16, 2004 (received November 18, 2004) attaching correspondence from several co-proponents and (ii) November 17, 2004 (received November 22, 2004) attaching additional correspondence from Grace M. Holden. The Staff may find this correspondence useful in making its determination of our request.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter with enclosures. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman

Encl.

cc: People for the Ethical Treatment of Animals
Patience P. Pierce
Susan J. Wandover
Helen E. Boreham
The Chicago Exhibitors Corporation
Julia Randall
Grace M. Holden

Eileen M. Lach, Corporate Secretary



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457

PETA.org
info@peta.org

November 16, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed are letters from other concerned shareholders co-sponsoring this Proposal along with letters from our respective brokerage firms confirming ownership of shares of Wyeth common stock. PETA has held its shares continuously for more than one year and intends to hold them through and including the date of the 2005 annual meeting of shareholders.

Please contact the undersigned if you need any further information. If the Company will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal.

Please note that after November 22, 2004, I can be reached at the following address: 8506 Harvest Oak Drive, Vienna, VA 22182. I can also be reached on my cell phone at 202-641-0999 or by e-mail at SusanH@PETA.org.

Very truly yours,



Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

Tuesday, September 21, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

This firm is the record holder of 82 shares of Wyeth common stock held on behalf of our client, People for the Ethical Treatment of Animals. Our client acquired these shares on 12/11/03 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Sincerely,



James Steiner

WYETH SHAREHOLDERS' RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals and other concerned shareholders.[1]

WHEREAS, the Women's Health Initiative studied the effects of estrogen on women's health;

WHEREAS, that portion of the study pertaining to Premarin was discontinued in July 2002 due to statistically significant findings of an increased risk of heart attack, stroke, blood clots, and breast cancer;

WHEREAS, the Company's sales of Premarin and related products has declined since the announcement in July 2002 of the potential risks for negative health effects;

WHEREAS, the decline in market demand for Premarin and related products has resulted in a greatly reduced need for pregnant mare urine which is the source from which the Company's estrogen products are made;

WHEREAS, the reduction in demand for Wyeth products derived from pregnant mare urine has resulted in an oversupply of horses, many of whom have been sold at auction to be slaughtered for the overseas gourmet meat market;

WHEREAS, a Company policy aimed at protecting both womens' health and the welfare of the mares who have produced Wyeth products, is long overdue;

RESOLVED, that the shareholders request that the Board:

1. Discontinue promoting all Premarin and related products in the interests of womens' health pending further review of the potential risk factors;

---

[1] The other proponents of this Resolution are Chicago Exhibitors Corporation, Julia Randall, Patience Pierce, Susan Wandover, Grace Holden, and Helen Boreham.

2. Report to shareholders on the viability of adopting a policy for the protection of all mares used in the production of Wyeth's products including buy-outs of farmers and placement of the mares in caring homes, or surrender to rescue organizations.

Supporting Statement: Wyeth has profited enormously over several decades from the production, marketing, and sale of products made from pregnant mare urine. Wyeth should acknowledge the clinical evidence that products made from pregnant mare urine have adverse consequences for women's health. The time to end the cruelty to the mares, and the unfortunate foals they produce in creating this potentially unsafe product, has likewise arrived.

The results of the Women's Health Initiative released in July 2002, are well known. What is less well known is the life that a "Premarin" mare leads. Pregnant mares are confined in stalls purposely designed to restrict movement. The goal is to ensure that the containers which collect the mare's urine do not become detached. Some mares suffer this existence for up to six months a year.

The mares ultimately give birth to foals, whose fate is no better. The males are typically fattened and sold to slaughter for the gourmet food market in Asia. Those females who escape the fate of the male foals, are raised to be production machines like their mothers before them.

The conditions for these highly sensitive animals have only worsened since announcement of the elimination of Premarin from the Women's Health Initiative -- now there is an oversupply of mares. As a result, the now unprofitable mares are being sold to slaughter.

We urge Wyeth to act ethically in the interests of women's health and compassionately in the interests of the animals.

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



9/28/04

PATIENCE P. PIERCE

Enclosures
cc: Susan L. Hall, Esq.

A.G. EDWARDS & SONS, INC.
2960 Post Road
P.O. Box 769
Southport, CT 06890-0769

203/255-6881
toll-free: 800/233-5944
fax: 203/259-7981


AG

EDWARDS

September 28, 2004

Irene M. Lach
Secretary
Wyeth
5 Giralda Farms
Madison, NJ 07940

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Lach,

A.G. Edwards & Sons is the record holder of 700 shares of Wyeth common stock held on behalf of our client, Patience P. Pierce. Our client acquired these shares on or before 1998 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Sincerely,

Lise Robinson

Lise Robinson, MBA
Financial Consultant
A.G. Edwards & Sons, Inc.

498 Hinckley Rd.
Remsen, NY 13438
Oct. 5, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,


Susan J. Wandover
SUSAN J. WANDOVER

Enclosures
cc: Susan L. Hall, Esq.

Susan J. Rotundo, CFM
Financial Advisor
Private Client Group

102 Business Park Drive
Utica, NY 13502
315-738-2092
1-800-772-2154
Fax 315-732-6220
Susan Rotundo@ml.com


Merrill Lynch

September 27, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Resolution for Inclusion in the 2005 Proxy Statement

Dear Ms. Lach:

This firm is the record holder of 200 shs of Wyeth common stock held on behalf of our client, Susan J. Wandover. Our client acquired these shares on November 23, 1997 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client has indicated to us that she intends holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you

Sincerely,



Susan J. Rotundo, CFM
Financial Avisor

Helen E. Boreham
4443 Gould Avenue, La Canada, Ca. 91011

October 4, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion tn the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. I hold 4800 shares of common stock. I originally acquired these shares in 1987 and have held these shares continuously since then. I intend to hold them though and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of my receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very Truly Yours,

Helen E. Boreham

Enclosure
cc: Susan L. Hall, Esq.

CHICAGO EXHIBITORS CORPORATION

203 – 5455 West Boulevard
Vancouver, B.C., V6M 3W5, Canada

Tel: 604-264-8672 Fax: 604-264-8675
E-mail: neco@telus.net

3 November 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,

CHICAGO EXHIBITORS CORPORATION

Per: 
Patrick W.T.C. Oswald
Director

Enclosures
cc: Susan L. Hall, Esq.

SMEAD
INVESTMENT GROUP
of Wachovia Securities

Two Union Square
601 Union Street
Suite 5423
Seattle, WA 98101

(206) 624-2226
Toll-free 1-866-253-3723
Fax (206) 624-2566

November 3, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

RE: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

This firm is the record holder of 4,000 shares of Wyeth common stock held on behalf of our client, Chicago Exhibitors Corp., Inc. Our client acquired these shares on May 9, 1995, and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.



William W. Smead
Managing Director
Portfolio Manager

Private Wealth Management

Deutsche Bank

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

This firm is the record holder of 5,000 shares of Wyeth common stock held on behalf of our client, CEC Investments LTD. Our client acquired these shares on May 29,1984 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Robyn Y. Choe
Associate



J R & A

Julia Randall and Associates

November 10, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Julia Randall

Enclosures
cc: Susan L. Hall, Esq.

4210 Oakridge Lane, Chevy Chase, Maryland 20815 • 301-654-2236
Fax: 301-654-5936 • E-mail: jrandall@erols.com


Mellon

November 10, 2004

Eileen M. Lach, Secretary
Wyeth
5 Giralda Farms
Madison, NJ 07940

Re: Share resolution for inclusion in 2005 proxy statement

Dear Ms. Lach:

This letter is to confirm that Ms. Julia Randall currently holds 228 shares of Wyeth common stock, which were purchased on January 20th, 1983. Ms. Randall intends to retain these shares throughout the next year.

If you have any questions, please feel free to contact me at 617-722-7536, or via e-mail at olsen.cm@mellon.com.

Sincerely,

Charles M. Olsen, Jr.
Vice President

10-11-0197-00-1

Private Wealth Management
Mellon Financial Center • One Boston Place • Boston, MA 02108-4408

*A Mellon Financial Company.*SM




RECEIVED
NOV 2 2 2004
EILEEN M. LACH



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

November 17, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

As you know we submitted a Shareholder Proposal for inclusion in the proxy statement for the 2005 annual meeting by letter dated November 16, 2004. Attached to this letter are the following: letter from Grace Holden dated November 9, along with Ms. Holden's broker's letter, and an updated letter from Peta's broker, MorganStanley, dated November 15, 2004. These three letters were inadvertently omitted from the package which I forwarded to you yesterday.

I advised you of my new contact information in yesterday's letter (8506 Harvest Oak Drive, Vienna, VA 22182) and now have a new telephone number which will be activated on November 23rd. It is (703) 319-2196. Please let me know if you need anything further.

Very truly yours,

Susan L. Hall
Legal Counsel

SLH/pc
Enclosures

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

9812 Falls Road, Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

MorganStanley

Monday, November 15, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

This firm is the record holder of 103 shares of Wyeth common stock held on behalf of our client, People for the Ethical Treatment of Animals. Our client acquired 82 of these shares on 12/11/03, five shares on 5/28/04, and 16 shares on 7/19/04. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Sincerely,



James Steiner

Grace M. Holden
2501 N. Ohio St.
Arlington VA 22207-1222
(703) 536-0844 gmh829@aol.com

November 9, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

Re: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2005 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2005 annual meeting of shareholders.

Please communicate with my representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 2818 Connecticut Avenue, N.W., Washington, D.C. 20008. The telephone number is (202) 518-2505.

Very truly yours,



Grace M. Holden

Enclosures
cc: Susan L. Hall, Esq.

Stifel, Nicolaus
& Company, Incorporated

One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102
314-342-2000

November 9, 2004

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, NJ 07940

RE: Shareholder Proposal for Inclusion in the 2005 Proxy Materials

Dear Ms. Lach:

This firm is the record holder of 1200 shares of Wyeth common stock held on behalf of our client Grace M. Holden. Our client acquired these shares on March 18, 1971 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client intends to continue holding these shares through the date of the 2005 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.



Terry M. Roberts
Vice President, Investments
Private Client Group

Investment Services Since 1890



PeTA

PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS

HEADQUARTERS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
PETA-online.org


WASHINGTON, DC 200
PM
10 NOV
2004


USA

Eileen M. Lach
Secretary
Wyeth
Five Giralda Farms
Madison, New Jersey 07940

07940+1021





February 5, 2005

BY ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2005 Proxy Statement of Wyeth

Ladies and Gentlemen:

This letter is filed in response to a supplemental no-action request dated February 1, 2005, submitted to the SEC by Wyeth ("Wyeth" or "the Company"). In that letter the Company reargues that one of the proponents, Grace Holden, did not file the Proposal by the November 18, 2004 deadline.

It is undisputed that the Resolution was timely filed with Wyeth on November 17, 2004. It is likewise undisputed that Grace Holden is identified on the face of the Resolution as one of several sponsors. A copy of the Resolution is attached to both of Wyeth's no-action letters. The Staff need only refer to footnote 1 of the resolution to see that Grace Holden was identified as a proponent at the time that the Proposal was timely filed. The fact that Ms. Holden's cover letter dated November 9, 2004, was purportedly received by Wyeth on November 22nd does disqualify her as a sponsor.

The Staff need only refer to Rule 14a-8(f) to resolve this issue. That Rule requires the Company to notify a proponent within 14 days of submission whether there are eligibility deficiencies. The Rule is quite clear and specific on this point.

> Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

Since the Resolution was filed within the deadline, and since Grace Holden was named in the Resolution as a proponent, the issue at the time of submission was one of eligibility. Presumably, by Wyeth's reckoning, Grace Holden failed to meet the eligibility requirements because her broker's letter and her cover letter were not received at the same time the Resolution was filed, but rather four days later.

Wyeth never notified the proponent or counsel of any procedural or eligibility deficiencies as required by Rule 14a-8(f). Accordingly, Wyeth cannot now seek to exclude Grace Holden as a proponent of the Resolution.

Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or 703.319.2196.

Very truly yours,



Susan L. Hall

SLH/pc

cc: Garrett L. Stackman, Corporate Counsel (by e-mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 21, 2004

The proposal requests that the board discontinue promoting all Premarin and related products pending further review and report to shareholders on the viability of adopting a policy for the protection of all mares used in the production of Wyeth's products.

We are unable to concur in your view that Wyeth may exclude Grace M. Holden as a co-proponent of the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Wyeth may omit Grace M. Holden as a co-proponent of the proposal in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that Wyeth may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wyeth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wyeth may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wyeth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor